Exhibit 4.1(i)

Amendment 1 to Consulting Agreements

Between Calypte Biomedical Corporation and Denise Lescasse-Laurent

This Agreement amends and modifies the Consulting Agreements between Calypte Biomedical Corporation (“Calypte” or the “Company”) and SARL MAJESTIC/Denise Lescasse-Laurent (“Consultant”) and is effective as of March 25, 2003.

Whereas, the Company desires to change the payment terms on the contract for certain consulting services performed in 2002 and 2003 and Consultant is agreeable to such modification.

Now therefore, in consideration of the premises and mutual promises set forth herein, the parties hereto agree as follows:

1.	The Company acknowledges that as of March 25, 2003 it owes Consultant $19,772.42 for services rendered, payable in cash. It will now convert these payments to stock issuable to Consultant based on a value of approximately $0.025 per share for a total of 791,000 shares.

2.	In consideration for this modification, the Company agrees to register the shares with the upcoming S-8 filing during March 2003. If the filing occurs after March, Consultant has the option to accept only cash.

3.	All other terms and conditions of the 2002 Consultant Agreements remain unchanged.

Consultant:	Calypte Biomedical Corporation

/s/ Denise Lescasse-Laurent	By:	/s/ Richard D. Brounstein
Denise Lescasse-Laurent		Richard D. Brounstein Executive Vice President, CFO

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